PEPPER HAMILTON LLP
Hamilton Square
600 Fourteenth St., N.W.
Washington, DC 20005
August 13, 2007
Via EDGAR and Overnight Courier
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	TopSpin Medical, Inc.: Registration Statement on Form SB-2
(File No. 333-144472)
Dear Mr. Mancuso:
          On behalf of TopSpin Medical, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form SB-2 (File No. 333-144472) (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated August 7, 2007 (the “Comment Letter”). Page references contained in this response letter correspond to Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment 1”), which is being filed simultaneously via EDGAR with this response letter. For convenience of reference, each of your comments is reproduced below, prior to the related Company response.
          We also are forwarding, via overnight courier, a copy of this response letter and courtesy copies of Amendment 1, marked to show changes from the Registration Statement as filed on July 11, 2007. In addition to addressing the comments raised by the Staff in the Comment Letter, the Registration Statement has been revised to update and supplement other disclosures presented therein.
Fee Table
1. Regarding your revisions in response to prior comments 1 and 2:
•	Please clarify that you are registering the common stock underlying the warrants and bonds in connection with the selling security holders’ offer and sale of the warrants and bonds. You need to do this because a sale of both the convertible/exercisable security and the underlying security is deemed to be taking place when the selling security holders’ sell the convertible/exercisable security. Your fee table then should separately show that you are registering the underlying common stock for purposes of permitting the selling security holders to offer and sale the underlying common stock.

          We have revised the fee table as requested to include separate lines registering the resale of the Common Stock issuable upon exercise of the Series 2 Warrants or conversion of the Convertible Bonds by the present holders, and have combined the shares of Common Stock offered as part of the resale of the Series 2 Warrants and Convertible Bonds.
•	With a view toward clarified disclosure, please tell us the purpose of the parenthetical phrase in footnote 2. Do you intend the registration statement to include the transaction in which bond holders convert their securities? Is section 3(a)(9) of the Securities Act unavailable for that conversion?
          Footnote 2 of the fee table does not include any parenthetical phrases, however, we have removed the parenthetical phrase contained in footnote 3. We expect that the section 3(a)(9) exemption would be available to cover the issuance of the Common Stock upon conversion of the Convertible Bonds and the Registration Statement was not meant to cover that conversion.
•	Refer to footnote 7. With a view toward clarified disclosure, please tell us why you are registering the resale of the common stock underlying the warrants held by security holders who purchase the warrants in the offering registered by this SB-2? Why is section 4(1) of the Securities Act inapplicable to those subsequent purchasers? Do you mean that you intend to register your sale of the underlying common stock upon exercise of the warrants by security holders who purchase the warrants in the offering registered by this SB-2?
          The footnote has been revised as per the first response above.
Cover Page
2. Please revise your reference here and throughout to the bonds and warrants being listed on the TASE to reflect your response to prior comment 10 that the listing will occur immediately after the effective time of the registrations statement.
          The cover page of the prospectus included in the Registration Statement has been revised to disclose that the Series 2 Warrants, the Convertible Bonds and shares of Common Stock underlying the Series 2 Warrants and Convertible Bonds will be listed on the TASE immediately after the effective time of the Registration Statement. In addition, the Registration Statement has been revised on page 75 to disclose that the Series 2 Warrants and shares of Common Stock underlying the Series 2 Warrants, and that the Convertible Bonds and shares of Common Stock underlying the Convertible Bonds, will be listed on the TASE immediately after the effective time of the Registration Statement.
3. We note from the prospectus cover page of your current direct public offering that you expected that the series 3 warrants would be listed on the TASE. However, it appears from page F-60 of the present registration statement that the Series 3 warrants are not so listed. Please tell us the reason for the delay in listing and whether those or other factors could affect the timing of the listing of your series 2 warrants and the convertible bonds. Also, please tell us about all conditions that remain until the securities will be listed on the

TASE. After we receive your response to these comments;, we will continue to evaluate whether it is premature to register this offering.
          We did not expect that the Series 3 Warrants would be “immediately” listed on the TASE and the disclosures in the direct public offering did not indicate that these securities would be immediately listed for trading. In this regard, section 2.6 of the Series 3 Warrant Certificate provides that, “The warrants (Series 3) are not listed for trading on the stock exchange. The Company shall act, at its sole discretion, for listing the warrants (Series 3) for trading on the stock exchange.” Further, section 5 of the Subscription Agreement continues, “Nevertheless, and without being an obligation of the Company, the Company will make best efforts to list Series 3 Warrants for trade in TASE by filing a prospectus to the Israeli Securities Authority and the TASE based on the Company Q1/2007 financial statements, subject to all applicable law.” The Israeli Securities Authority and the TASE enable the filing of such a prospectus based on Q1/2007 financial statements until August 31, 2007. The Company intends to have the Series 3 Warrants listed contemporaneously with the listing of the Convertible Bonds and the Series 2 Warrants.
          No other conditions remain for listing the securities on the TASE, other than the effectiveness of the Registration Statement and delivery of the final prospectus to the TASE and the Israeli Securities Authority. In this regard, the Company, through its Israeli securities counsel, has already submitted the preliminary prospectus to both authorities and have cleared all of their comments. We will arrange to have the final prospectus delivered to the TASE and the Israeli Securities Authority immediately after the effective time of the Registration Statement.
4. When referring to the title of the warrants, please include the exercise price and expiration date.
          The cover page of the prospectus included in the Registration Statement has been revised to include the exercise price and the expiration date of the Series 2 Warrants.
Risk Factors, page 6
5. Please tell us why the series 2 warrants are not subjected to the resale restrictions related to the series 3 warrants mentioned on page 13 of the prospectus related to your direct public offering.

          The Registration Statement has been revised to add a separate risk factor to disclose that the Series 2 Warrants, the Convertible Bonds and shares of Common Stock underlying the Series 2 Warrants and Convertible Bonds are subject to the resale restrictions imposed by the Israeli securities laws. This additional risk factor is located at page 12 of Amendment 1.
          Disclosure respecting the resale restrictions on the Series 2 Warrants and shares of Common Stock underlying the Series 2 Warrants has been added to page 71 of Amendment 1 in response to Comment 10. Similarly, disclosure respecting the resale restrictions on the Convertible Bonds and shares of Common Stock underlying the Convertible Bonds has been added to page 79 of Amendment 1.
Notices regarding the Series 2 Warrants and Convertible Bonds page 12
6. It appears from the disclosure that certain notices required to be delivered to U.S. noteholders and the Commission under Section 313 of the Trust Indenture Act will only be in Hebrew. Given that the indenture that is filed as an exhibit to the registration statement is required to be in the English language and the indenture requires the delivery of these notices, please advise as to why U.S. holders and the Commission will not receive these notices in the English language.
          The risk factor on page 12 of Amendment 1 addressing notices regarding the Series 2 Warrants and Convertible Bonds has been revised to clarify that holders of Convertible Bonds will be given notice in English and Hebrew.
7. Please reconcile the disclosure in this risk factor that the notice will be in Hebrew with the disclosure on page 69 that the notice will be in English and Hebrew.
          The risk factor on page 12 of Amendment 1 addressing notices regarding the Series 2 Warrants and Convertible Bonds has been revised to clarify that holders of Series 2 Warrants will be given notice in English and Hebrew.
Plan of Operation, page 58
8. Please reconcile the disclosure on page 59 that you can satisfy your cash requirements and not have to raise additional funds in the next twelve months with the status of your best efforts offering that began in June 2007.
          We have revised the disclosure to indicate that the Company estimates that it will not need to raise additional funds over the next 12 months, including from sales under the direct public offering prospectus, if it is successful in completing the listing of the Series 2 Warrants and Convertible Bonds on the TASE. The disclosure further indicates that, if it is unsuccessful in listing the securities, it will need to seek additional financing. The revised disclosure is located at page 61 of Amendment 1.

Series A Convertible Bonds, page 70
9. Please tell us about the status of plans for the repayment fund mentioned in your June 11, 2007 letter to us. Also tell us about any successor plans.
          The repayment fund has been eliminated and is no longer a term of the Convertible Bonds.
Series 2 Warrants, page 68
10. Please describe the effect of section 11.1 of the warrant certificate. Also, discuss the voting procedures.
          The Registration Statement has been revised to disclose the effect of section 11.1 of the Series 2 Warrant certificate. This disclosure regarding such effect is located at page 71 of Amendment 1. A separate risk factor disclosing the resale restrictions on the Series 2 Warrants and shares of Common Stock underlying the Series 2 Warrants has been added to page 12 of Amendment 1.
          The Registration Statement also has been revised to disclose the voting procedures governing the Series 2 Warrants. This disclosure regarding such voting procedures is located at page 72 of Amendment 1.
11. Please tell us where you have filed the Third Supplement mentioned in section 11.2 of the series 2 warrants.
          The Third Supplement mentioned in section 11.2 of the Series 2 Warrant certificate is part of the Trust Deed dated as of November 21, 2006, and begins on page 89 of the Trust Deed. The Trust Deed has been incorporated by reference to Exhibit 10.26(i) of the Company’s Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-142242) filed on May 30, 2007.
Convertible Bonds, page 70
12. Please tell us how you addressed prior comment 6 regarding the interest forfeiture.
          The Registration Statement has been revised to add the following disclosure, which disclosure is located at page 74 of Amendment 1:
“All interest payments on the Convertible Bonds will be paid to the holders of record whose names are registered in the Convertible Bond Register as of the end of the day on November 18 of each year preceding the due date of a payment of interest on the Convertible Bonds. Any holder of a Convertible Bond who converts his or its Convertible Bonds prior to such due date will not be entitled to the amount of interest that accrued on such Convertible Bonds between the date of conversion and the November 30 payment date.”

Mandatory Conversion of the Convertible Bonds, page 72
13. Please tell us which provision of the convertible bonds supports your disclosure in the last sentence of the second paragraph on page 73.
          This disclosure, which would otherwise be the last sentence of the first full paragraph on page 77 of Amendment 1, has been deleted.
United States Federal Income and Estate Tax Considerations, page 77
14. Please reconcile the last sentence of the first paragraph on page 77 that this summary does not describe the effects of any applicable foreign laws with your response to prior comment 7 that there are no Israeli tax consequences for U.S. purchasers of these securities. Also, please revise your disclosure to clarify which counsel’s opinion cover that conclusion in your response to prior comment 7.
          The disclosure of Israeli income tax considerations at page 93 of Amendment 1 has been revised to include a discussion of the effect on U.S. residents. Corresponding changes to Exhibit 8.2, the Tax Opinion of Goldfarb, Levy, Eran, Meiri & Co., have also been made to cover this disclosure.
15. Please refer to prior comment 8. It is inappropriate to disclaim your responsibility for your disclosure. Please revise your statement on page 77 about “general purposes only” and your statements on page 85 about “general information only” and “is not tax advice.”
          The reference to “general purposes only,” which would otherwise be located at page 81 of Amendment 1, has been deleted. The references to “general information only” and “is not tax advice,” which would otherwise be located at page 89 of Amendment 1 in all capital letters, have been deleted.
16. From your disclosure on pages 77 and 86 that counsel opined as to “certain” material federal tax consequences, it is unclear whether counsel has opined as to all of the consequences included in your disclosure. Please revise for clarity.
          The Registration Statement has been revised to limit U.S. tax counsel’s opinion to material U.S. federal income tax consequences. Specifically, the second paragraph on page 81 of Amendment 1 clarifies that it is the opinion of Pepper Hamilton LLP that the legal conclusions contained in the prospectus section entitled “United States Federal Income and Estate Tax Considerations” as to the material U.S. federal income tax consequences, described in such prospectus section, are correct in all material respects.
17. Please note that if counsel cannot opine on a material tax matter, it must:
•	clearly state that it is not able to opine,

•	explain why it is not able to opine on that tax consequence, and

•	explain the possible outcomes.
     Also, your disclosure should include risks to investors of that tax consequence.

     We note, for example:
•	on page 77 the assumption that the bonds were issued on November 23, 2006 for United States tax purposes,
          The Registration Statement has been revised to include a disclosure that there is some argument that the Convertible Bonds are now being originally issued through the prospectus to the Registration Statement for U.S. tax purposes because the proceeds of the issuance will not be released to the Company until the Convertible Bonds and the Series 2 Warrants are listed on the TASE. Accordingly, we disclose the risk that if the Convertible Bonds are viewed as being originally issued through the prospectus to the Registration Statement, the issue price, and thus the tax consequences of holding and selling the Convertible Bonds, would be very different. Please see the revised disclosure on page 81 of Amendment 1.
•	on page 78, your disclosure that the bonds are expected to be subject to the contingent payment debt regulations,
          The Registration Statement as filed on July 11, 2007 previously disclosed that the Convertible Bonds are expected to be subject to the Contingent Payment Debt Regulations by providing that “the proper application of the Contingent Payment Debt Regulations is not entirely certain” and that “no assurance can be given that the IRS will not assert that the Convertible Bonds should be treated differently.” We believe we have fully disclosed our inability to opine and the reason we are unable to opine. In the next sentence of the Registration Statement as filed on such date, we disclosed the possible outcome by stating, “[a] different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect an investment in the Convertible Bonds.” The Registration Statement as filed on such date also disclosed that “holders should consult their tax advisors concerning the tax treatment of holding a Convertible Bond.”
•	the first sentence under “Exercise of Warrants” on page 78 regarding what the tax consequences “should” be, and
          The Registration Statement has been revised to disclose that U.S. holders “will” (rather than “should”) not recognize taxable gain or loss on the exercise of a Series 2 Warrant and related receipt of Common Stock. This revision is located at page 85 of Amendment 1.
•	the first full paragraph on page 82.
          The Registration Statement has been revised to disclose the risk that there is no specific authority on the issue and, therefore, U.S. tax counsel is unable to reach a conclusion on whether the portion of the deemed distribution that is treated as ordinary income would qualify for the 15% tax rate generally applicable to qualifying dividends received by U.S. individuals. The Registration Statement discloses the need to consult one’s tax advisor to determine availability of the 15% rate. The Registration Statement further discloses the risk that if the 15% tax rate is not available, the deemed distribution that is treated as ordinary income would be taxed at the ordinary income tax rate applicable to the holder.

          The foregoing disclosures are located at page 86 of Amendment 1.
Treatment of the Convertible Bonds, page 78
18. Please describe which payments on your bonds are deemed to be “contingent” and which are “noncontingent.”
          The purpose of this section of the disclosure is to alert a U.S. holder that there will be original issue discount on the Convertible Bonds. The determination of the OID is specific to each holder, based on the facts that surround their purchase of the Convertible Bonds. Because of the personal and individualized nature of such analyses and conclusions, the Company cannot disclose in the prospectus to the Registration Statement the amount of OID that will be realized by each holder. The Company is obligated to provide, and in fact has provided, a legend on the face of the Convertible Bond Certificate No. 2 dated as of July 10, 2007 (which Certificate Amendment 1 incorporates by reference to Exhibit 4.1 of the Registration Statement filed on July 11, 2007) (the “Legend”), the last paragraph of which Legend directs the holder thereof to contact the Company’s Chief Financial Officer for the amount of original issue discount on the noncontingent component of the Convertible Bond represented by the Certificate and for the amount of interest and principal on any contingent payments made on the Convertible Bond represented by the Certificate. Because the amount of contingent vs. non-contingent amounts is determined solely for the purpose of calculating OID, the Company believes it is inappropriate to attempt to identify such amounts in a general manner. Thus, in lieu of disclosure in the prospectus to the Registration Statement, each holder of a Convertible Bond Certificate may contact the Company’s Chief Financial Officer to obtain such information.
          In light of the foregoing reasons, we respectfully submit that the Registration Statement should not be revised to describe which payments on the Convertible Bonds are deemed to be “contingent” and which are “noncontingent.”
19. Refer to the first paragraph on page 79. Please quantify the difference between the issue price and the stated redemption price at maturity of your bonds.
          Like the determination referred to in Comment 18, quantifying the difference between the issue price and the stated redemption price at maturity of the Convertible Bonds is a holder-specific inquiry. Because of the personal and individualized nature of such analyses and conclusions, the Company believes that it is inappropriate for the Company to quantify the difference between the issue price and the stated redemption price at maturity of the Convertible Bonds as to each holder in the prospectus to the Registration Statement. Each holder of a Convertible Bond Certificate may contact the Company’s Chief Financial Officer as per the contact instructions contained in the Legend to obtain such information in lieu of disclosure in the prospectus to the Registration Statement.
          In light of the foregoing reasons, we respectfully submit that the Registration Statement should not be revised to quantify the difference between the issue price and the stated redemption price at maturity of the Convertible Bonds.

Selling Security Holders, page 90
20. Your response to prior comment 12 does not demonstrate how the presence of broker-dealers whose business is the buying and selling of securities could permit this transaction to be objectively viewed as a secondary offering rather than a primary offering. If this transaction is a primary offering, you should:
•	file the registration statement for the “resale” offering at the time of each exercise and conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 4l5(a)(1)(x);

•	register the transaction on a form that you can use for a primary offering;

•	identify the selling shareholders as underwriters; and

•	include the fixed price at which the underwriters will sell the securities for the duration of the offering.
          As a result of private transfers that have occurred since the filing of the Registration Statement on July 11, 2007, there are no longer any broker-dealers present in the selling security holder table. The selling security holder table has been revised accordingly.
21. Please provide a chart that reconciles the public float mentioned in response 13 with the public float mentioned in response 19 of your March 26, 2007 response letter.
          Our two response letters dated March 26, 2007 and July 10, 2007 calculated the public float on such dates incorrectly. With respect to March 26, 2007, the public float was 63,516,295 shares rather than the 63,220,980 shares disclosed in the March 26, 2007 response letter. With respect to July 10, 2007, the public float was 87,924,697 shares rather than the 87,924,627 shares disclosed in the July 10, 2007 response letter. The following chart details the revised reconciliation of the public float:

Public float on March 26, 2007	63,516,295 shares
Plus shares sold as part of our direct public offering in June 2007	24,398,402 shares
Plus shares issued for options exercised by employees of TopSpin Medical (Israel) Ltd. during the period between March 26, 2007 and July 10, 2007	10,000 shares
Equals: Public float on July 10, 2007	87,924,697 shares

22. Please provide us your calculation of the market value of your public float per Regulation S-B Item 10(a).
          The public float on July 10, 2007 was 87,924,697 shares. The per share price on July 8, 2007 (which is the price that we used as the price for calculating the Fee Table) was 0.862 NIS, which, using the June 29, 2007 exchange rate of 4.249 NIS for $1.00, is $0.20 (which is the exchange rate used in Amendment 1). The product of (A) the public float on July 10, 2007 and (B) the per share price on July 8, 2007 of $0.20 yields a market value of the public float of $17,584,939.

Payments made to Poalim IBI, page 97
23. Refer to the last sentence of footnote 4. Please tell us the circumstances in which you may only receive a portion of the proceeds at a given time.
          As a result of the adoption of the Indenture dated as of July 10, 2007 between the Company, Wilmington Trust Company and Ziv Haft Trusts Company Ltd. (which Indenture Amendment 1 incorporates by reference to Exhibit 4.2 of the Registration Statement filed on July 11, 2007), there are currently no circumstances in which we may only receive a portion of the private placement proceeds at a given time. Thus, this disclosure, which would otherwise be the last sentence of footnote 4 on page 101 of Amendment 1, has been deleted as this sentence is no longer applicable.
Exhibits, page II-4
24. Please ensure that your incorporation by reference is accurate. For example, please verify the location of the series 2 warrants that you incorporate by reference.
          After review of our incorporation by reference, we have ensured that our incorporation by reference is currently accurate. The Series 2 Warrant Certificate No. 1 dated as of November 21, 2006 (translated from Hebrew) has been incorporated by reference to Exhibit 10.28(i) of the Company’s Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-142242) filed on May 30, 2007. The Series 2 Warrant Certificate Amendment dated as of April 30, 2007 (translated from Hebrew) has been incorporated by reference to Exhibit 10.28(ii) of the Company’s Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-142242) filed on May 30, 2007.
25. Please file the securities purchase agreement governing your sale of the offered securities to the original purchasers.
          The form of securities subscription agreement with respect to the Convertible Bonds and the Series 2 Warrants has been filed as an exhibit to Amendment 1 and designated as Exhibit 10.28.
26. We note your response to prior comment 13. Please tell us the basis for your conclusion that a co-trustee under section 310(a)(3) of the Trust Indenture Act need not file a Statement of Eligibility. Cite all authority on which you rely.
          As a supplement to our response to this comment included in our letter dated August 9, 2007, it is our belief, as well as that of Wilmington Trust’s counsel and counsel for the Israeli co-trustee, that the interests of bondholders are fully protected by having Wilmington Trust act as the required “institutional trustee” under the TIA without the need for the Israeli co-trustee to file a Form T-1. As the reconciliation sheet at the forepart of the Indenture demonstrates, all required provisions of the TIA, other than provisions related to the Public Utility Holding Company Act of 1935 and provisions related to property securing the subject indebtedness, are included in the Indenture to insure that the interests of bondholders are fully protected as required by the TIA.

          In this regard, we are aware of another registration statement involving U.S. and Israeli co-trustees where only the U.S. trustee filed a Form T-1. In Tower Semiconductor Ltd. (File No. 333-126909), The Bank of New York and Hermetic Trust (1975) Ltd., served as co-trustees, but only Bank of New York appears to have filed a Form T-1. We believe that this is consistent with the language of section 310(a) of the TIA requiring at least one institutional trustee to qualify as such, while permitting such trustee to act alone or jointly with a permitted co-trustee.
          In the event that the Staff’s interpretation of section 310(a) differs in this regard, we would appreciate an opportunity to have the Staff’s interpretation reviewed by the Commission and respectfully request appropriate directions from the staff.
Exhibit 5
27. We note the reference to “all applicable documents” in clause (iii) in the third paragraph. Please tell us what documents are intended to be included in that phrase and how those documents differ from the bond and warrant certificate and the indenture.
          The reference to “all applicable documents” in clause (iii) of the third paragraph of the opinion has been deleted from the opinion. We have filed the Opinion of Pepper Hamilton LLP with the aforementioned deletion as an exhibit to Amendment 1 and have designated this exhibit as Exhibit 5.1.
Exhibits 8.1 and 8.2
28. Please file counsel’s consent to the prospectus discussion of its opinion and to being named in the registration statement.
          We have filed the Tax Opinion of Pepper Hamilton LLP containing Pepper Hamilton LLP’s consent to the prospectus discussion of its opinion and to being named in the Registration Statement as an exhibit to Amendment 1 and have designated this exhibit as Exhibit 8.1.
          We have filed the Tax Opinion of Goldfarb, Levy, Eran, Meiri & Co. containing Goldfarb, Levy, Eran, Meiri & Co.’s consent to the prospectus discussion of its opinion and to being named in the Registration Statement as an exhibit to Amendment 1 and have designated this exhibit as Exhibit 8.2.
Exhibit 8.2
29. The opinion you file as an exhibit should not assume conclusions of law that are a necessary requirement of the ultimate opinion given. We note the assumption regarding due execution and delivery of documents. Please tell us why the assumption is necessary for the opinion given, which specific documents are at issue, and the consequences if the actual facts differ from the assumed facts.
          The Tax Opinion of Goldfarb, Levy, Eran, Meiri & Co. has been revised to delete the assumption regarding due execution and delivery of documents, and the Tax Opinion of

Goldfarb, Levy, Eran, Meiri & Co. with such revision has been filed as Exhibit 8.2 to Amendment 1.
          We thank you for your timely review of our past filings and would appreciate your prompt review of Amendment 1, especially in light of the Company’s need to have the 6% Series A Convertible Bonds and the Series 2 Warrants listed for trade on the Tel Aviv Stock Exchange prior to September 23, 2007 to prevent an early redemption. Please direct any questions concerning Amendment 1 or this response letter to the undersigned at (202) 220-1454 or David S. Yoon, Esq. at (215) 981-4543.

Very truly yours,
/s/ Robert B. Murphy
Robert B. Murphy